EXHIBIT 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces US$1.0 billion term loan, increases unsecured revolving credit facility to US$1.5 billion

Toronto, Ontario, August 17, 2012 – Kinross Gold Corporation (TSX: K; NYSE: KGC) announced today that it has arranged a new US$1.0 billion term loan. The three-year term loan will mature on August 10, 2015, and has no mandatory amortization payments.

Kinross also announced today that it has amended its unsecured revolving credit facility. The changes to the facility include an increase of available credit to US$1.5 billion from US$1.2 billion, and an extension of the term to August 10, 2017 from March 31, 2015. The overall improvement in the terms and conditions reflect the Company’s investment grade ratings, which were obtained after Kinross last refinanced the revolving credit facility on March 31, 2011.

Kinross intends to use the proceeds of the financings for general corporate purposes. Joint lead arrangers were The Bank of Nova Scotia, Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBC Capital Markets.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ecuador, Ghana, Mauritania, Russia and United States, employing approximately 8,000 people worldwide.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact
Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact
Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

www.kinross.com